OPEN TO THE PUBLIC INVESTING, INC.
(SEC I.D. No. 8-66049)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THIS STATEMENT OF FINANCIAL CONDITION AND SUPPLEMENTAL INFORMATION
ARE FILED PURSUANT TO RULE 17A-5(E)(3) UNDER
THE SECURITIES EXCHANGE ACT OF 1934 AS A PUBLIC DOCUMENT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-66049

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Open to the Public Investing, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6 Harrison St, FL5
(No. and Street)

New York	NY	10013
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Yifei Wang	347-675-6395	yifei@public.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

300 Madison Ave	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

STATE OF NEW YORK
COUNTY OF NEW YORK

OATH OR AFFIRMATION

I, Stephen Sikes _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____Open to the Public Investing, Inc._____, as of December 31 _____, 2023____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer. SWORN TO BEFORE ME ON MARCH 28, 2024.



Signature:

Title: Chief Executive Officer

WILLIAM J PLUCINSKI
Notary Public - State of New York
NO. 01PL4617853
Qualified in New York County
My Commission Expires Mar 30, 2027

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

OPEN TO THE PUBLIC INVESTING, INC.
INDEX
DECEMBER 31, 2023



Report of Independent Registered Public Accounting Firm

To the Stockholder of Open to the Public Investing, Inc. and Board of Directors of Public Holdings, Inc.

Qualified Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Open to the Public Investing, Inc. (the "Company") as of December 31, 2023, including the related notes (collectively referred to as the "financial statement"). In our opinion, except for the effects of such adjustments, if any, as might have been determined to be necessary had we been able to examine evidence regarding the user cryptocurrencies safeguarding obligation, at fair value, and the asset related to user cryptocurrencies safeguarding obligation, at fair value, as described in the following paragraph, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the financial statement, the Company applied the guidance set forth in Securities and Exchange Commission Staff Accounting Bulletin 121 regarding the accounting for obligations to safeguard crypto assets held for users of the Company's platform. As a result, the Company recognized a user cryptocurrencies safeguarding obligation, at fair value, and an asset related to user cryptocurrencies safeguarding obligation, at fair value, in its statement of financial condition as of December 31, 2023. We were unable to obtain sufficient appropriate audit evidence to support the Company's user cryptocurrencies safeguarding obligation, at fair value, and asset related to user cryptocurrencies safeguarding obligation, at fair value, of $35.3 million and $35.3 million, respectively, as of December 31, 2023, due to the inability to obtain certain underlying financial information maintained at third party custodians to support these balances. Consequently, we were unable to determine whether any adjustments to the financial statement were necessary related to these balances.

Restatement of Previously Issued Financial Statement

As discussed in Note 2 to the financial statement, the Company has restated its 2022 financial statement to correct an error related to the user cryptocurrencies safeguarding obligation, at fair value, and the asset related to user cryptocurrencies safeguarding obligation, at fair value. As the prior period 2022 financial statement has not been presented herein, the 2022 restatement has been effected by way of disclosure in Note 2 of this financial statement. However, we were unable to obtain sufficient appropriate audit evidence to support the Company's user cryptocurrencies safeguarding obligation, at fair value, and asset related to user cryptocurrencies safeguarding obligation, at fair value, of $19.7 million and $19.7 million, respectively, as of December 31, 2022, due to the inability to obtain certain underlying financial information maintained at third party custodians to support these balances.

Basis for Qualified Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.



We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, New York
March 28, 2024

We have served as the Company's auditor since 2021.

OPEN TO THE PUBLIC INVESTING, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

		December 31, 2023
Assets		
Cash and cash equivalents	$	2,068,933
Receivables from broker-dealers		6,585,802
Securities owned, at fair value		171,197
Investments in fractional shares held by users, at fair value		48,448,139
Asset related to user cryptocurrencies safeguarding obligation, at fair value		35,246,492
Due from affiliates		1,827
Other assets		988,652
Total assets	$	93,511,042
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable	$	2,037
Payable to broker-dealer		936,375
Accrued expenses		264,385
Securities sold, not yet purchased, at fair value		46,506
Repurchase obligation for investments in fractional shares held by users, at fair value		48,448,139
User cryptocurrencies safeguarding obligation, at fair value		35,246,492
Due to affiliates		896,725
Other liabilities		393,182
Total liabilities		86,233,841
Commitments and contingencies (Note 10)		
Stockholder's Equity		
Common stock, no par value; 100 shares authorized, issued and outstanding		100
Additional paid in capital		41,070,933
Accumulated deficit		(33,793,832)
Total stockholder's equity		7,277,201
Total liabilities and stockholder's equity	$	93,511,042

The accompanying notes are an integral part of this statement of financial condition.

OPEN TO THE PUBLIC INVESTING, INC.
NOTES TO THE STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

1. Operations

Open to the Public Investing, Inc. (the "Company") is a broker-dealer wholly-owned by Public Holdings, Inc. (the "Parent"). The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is a non-exchange member broker-dealer that acts as an introducing broker for retail users to engage in equity securities transactions through the Company's platform. The Company introduces securities transactions and agency trades to be cleared through a clearing broker on a fully disclosed basis. Currently, the Company's products are only offered within the United States.

The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii). The Company does not maintain possession or control of any user funds or securities and is exempt from requirements of SEC Rule 15c3-3.

2. Restatement of Prior Year Statement of Financial Condition

In March 2022, the SEC issued Staff Accounting Bulletin No. 121 ("SAB 121"), which provides interpretive accounting and disclosure guidance to entities that have obligations to safeguard crypto assets held for their platform users, whether directly or through an agent or another third-party acting on its behalf. Safeguarding is defined as taking actions to secure customer crypto assets and the associated cryptographic key information and protecting them from loss, theft, or other misuse. SAB 121 is effective for interim or annual periods ending after June 15, 2022, with retrospective application. SAB 121 states that the entity should recognize a liability representing its obligation to safeguard such crypto-assets accompanied by a corresponding asset on its balance sheet representing the platform users' crypto-assets held in custody measured at fair value initially and at each subsequent reporting period. SAB 121 also states that accompanying disclosures should be considered regarding the entity's obligation to safeguard crypto-assets for platform users.

The Company adopted SAB 121 as of June 30, 2022, with retrospective application as of January 1, 2022. In accordance with SAB 121, the Company has recognized a safeguarding liability, and a corresponding safeguarding asset on its Statement of Financial Condition as of December 31, 2023. Subsequent to the issuance of the statement of the financial statements for the year ended December 31, 2022, the Company determined that a safeguarding liability and corresponding asset should have been recorded on the statement of financial condition in the amount of $19,684,416 respectively. Management determined that the effect of this error on the previously reported statement of financial condition is material.

	As of December 31, 2022			
	As Previously Reported	Adjustments	As Restated	Impact to Total Asset and Liabilities
Asset related to user cryptocurrencies safeguarding obligation, at fair value	$ -	$ 19,684,416	$ 19,684,416	
Total assets	$ 38,908,452	$ 19,684,416	$ 58,592,868	51%
User cryptocurrencies safeguarding obligation, at fair value	$ -	$ 19,684,416	$ 19,684,416	
Total financial assets:	$ 33,465,702	$ 19,684,416	$ 53,150,118	59%

As of December 31, 2022 the Company should have recognized a safeguarding asset and corresponding liability of $19,684,416 which consisted of $5,404,794 SHIB, $4,654,650 held in BTC, $3,676,161 held in ETH and $5,948,811 of other assets.

As required under SAB 121, the Company evaluates any potential loss events, such as theft, loss or destruction of the cryptographic keys, that may affect the measurement of the safeguarding asset, which would be reflected in the period the loss occurs. As of December 31, 2022, the Company did not identify any loss events.

The Company also added disclosures to Note 3, *Summary of Significant Accounting Policies* and Note 5, *Fair Value Measurements*.

3. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared in accordance with generally accepted accounting standards and principles in the United States of America ("U.S. GAAP"). Any reference in these notes to applicable guidance is meant to refer to the authoritative U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Update ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair value measurements

The Company applies fair value accounting for all financial instruments that are recognized or disclosed at fair value in the statement of financial condition on a recurring basis. Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is based on the principal or most advantageous market in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2: Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Inputs that are generally unobservable and typically reflect management's estimate of assumptions that market participants would use in pricing the asset or liability.

Cash and cash equivalent

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents include cash held in banks and amounts held primarily in interest-bearing money market accounts. Cash equivalents are carried at cost, which approximates their fair market value.

Concentrations of credit risk

The Company maintains deposits with financial institutions that are insured by the Federal Deposit Insurance Corporation ("FDIC"), up to $250,000 for interest and non-interest-bearing accounts, which is applied per depositor, per insured bank for each accounting ownership category. As of December 31, 2023, the Company had $134,559 held in financial institutions in excess of the FDIC insured limit. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

The Company is engaged in various trading and brokerage activities, predominantly with one counterparty, Apex Clearing Corporation ("Apex"). In the event Apex does not fulfill its obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of Apex. It is the Company's policy to review, as necessary, the credit standing of each counterparty the Company transacts with. Additionally, the majority of the Company's revenue is derived from the relationship with Apex.

Receivables from broker-dealer

Receivables from broker-dealer include amounts receivable and cash on deposit with the Company's clearing organization counterparty to facilitate the settlement and clearance of transactions executed on the Company's platform.

Payable to broker-dealer

Payable to broker-dealer includes amounts payable to the Company's counterparty under its treasury program offering to facilitate transactions executed on the Company's platform.

Promotional programs

The Company owns an inventory of equity securities to be used as promotional rewards for users and new users they refer that open a new account. The securities owned are recorded at their fair value based upon quoted market prices. Shares are derecognized when they are claimed by the user and delivered to the users' account.

The Company offers cash rewards ranging from $150 to $10,000 to users who transfer accounts from one brokerage firm to the OTTP platform through the Automated Customer Account Transfer Service ("ACATS"). All eligible ACATS transfers received by Public during the promotion period will be aggregated for purposes of determining bonus entitlement. The cash bonus will be applied to qualifying accounts following the transfer initiation date. Cash bonus amounts paid to users are reflected as an expense on the statement of operations.

Fractional share program

The Company offers fractional share investing which allows users the ability to buy and sell partial shares of equity securities and Exchange Traded Funds ("ETFs"). The Company accepts orders as low as $1.00. When a user places a buy order for a fractional share, the order is rounded up to a whole share and the Company purchases the whole share from the market, with Apex providing the trade execution and clearing services. The Company receives the full share and splits the share between the fraction purchased by the user, which is transferred to the user's account that is held at Apex, and the fraction generated from rounding up to a whole share, which is retained by the Company in its inventory account. Multiple times per day, on a batch basis, the Company aggregates the retained fractional interests and sells whole shares back to the market. This process works in reverse when a user places a sell order with a fractional share.

These transactions result in fractional shares of equity securities held by users. Fractional shares held by users do not meet the criteria for derecognition under ASC 860, *Transfers and Servicing*, and are accounted for as a secured borrowing (repurchase obligation). These financial assets are presented as investments in fractional shares held by users and a corresponding repurchase obligation for investments held by users in the Company's statement of financial condition. The Company has elected the fair value option to measure these financial assets and the corresponding repurchase obligation for investments. The fair value of these investments is determined by quoted prices in active markets.

These transactions also result in the Company maintaining an inventory of securities acquired in facilitating the fractional share program. These financial assets are presented within Securities owned in the Company's statement of financial condition. The Company measures its Securities owned and Securities sold, not yet purchased, at fair value at each reporting period, with realized and unrealized gains and losses, recorded within trading losses in the Company's statement of operations. In addition, the Company earns dividends on its investments in fractional shares held by users, net of amounts distributed to the Company's users who hold those fractional shares and are included within Interest and dividend income in the Company's statement of operations. Dividends are initially received by Apex, who provides custody of the users' fractional share interests, and Apex distributes the dividends to the users' accounts. Dividends are paid and distributed to users based on their proportionate fractional or whole share ownership.

The Company does not earn revenue from users when they purchase or sell fractional shares through the Company's platform.

Cryptocurrencies

On October 7, 2021, the Company began offering crypto services, through which the Company provides a platform which customers can open a separate account with Bakkt Crypto Solutions LLC ("Bakkt Crypto") to invest in a limited set of cryptocurrencies. Bakkt Crypto custodies crypto assets on behalf of its customers in omnibus wallets owned and managed by Bakkt Crypto. The Company has no access to the keys for those wallets, and no ability to transact in the assets held in those wallets. As a BitLicense holder, Bakkt Crypto is subject to strict requirements regarding custody of customer cryptocurrency assets; for example, such assets must be segregated from Bakkt Crypto assets, separately accounted for, and must be held in wallets that meet a number of cybersecurity requirements. Further,

Bakkt Crypto must hold customer cryptocurrency assets on a 1:1 basis in the same type and amount, and is prohibited from selling, transferring, lending, or otherwise using cryptocurrency assets held on behalf of customers. Bakkt Crypto must also maintain minimum regulatory capital in addition to the customer assets it holds on a 1:1 basis.

The Company does not provide execution, custody or safeguarding services for the crypto-assets, does not maintain or have access to the cryptographic key information, and does not have any legal title or claim to such crypto assets. The Company facilitates the movement of customer funds to and from Bakkt as a part of the account opening process and thereafter, when customers wish to deposit or withdraw fiat currency for cryptocurrency trading.

In accordance with SAB 121, the safeguarding liability and corresponding safeguarding asset are measured and recorded at the fair value in accordance with ASC 820, Fair Value Measurement ("ASC 820"). Subsequent changes to the fair value measure are reflected as equal and offsetting adjustments to the carrying values of the safeguarding liability and corresponding safeguarding asset unless there is a loss event in which case the asset would be marked to the new level and liability would remain the same. The Company is not aware of any loss events at this time. The amount of the reporting safeguarding asset and liability are determined based on information provided by Bakkt. Uncertainty regarding the operation of necessary processes and controls by Bakkt, as the custodian, could affect the completeness and accuracy of information provided, which may impact the reported balances.

As of December 31, 2023 the Company recognized a safeguarding asset and corresponding liability of $35,246,492 which consisted of $17,249,259 held in Bitcoin (BTC), $7,834,922 held in Shiba Inu (SHIB), $6,101,348 held in Ether (ETH), and $4,060,963 of other assets.

As required under SAB 121, the Company evaluates any potential loss events, such as theft, loss or destruction of the cryptographic keys, that may affect the measurement of the safeguarding asset, which would be reflected in the period the loss occurs. As of December 31, 2023, the Company did not identify any loss events.

Income taxes

The Company utilizes the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws in effect when the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when management determines that it is more likely than not that some portion or all of the deferred tax assets will not be realized.

ASC Topic 740 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. The guidance in ASC Topic 740 states that an "enterprise shall initially recognize the financial statement effects of a tax position where it is more likely than not, based on the technical merits, that the position will be sustained upon examination." "More likely than not" for this purpose is defined as a likelihood of greater than 50% based on the facts, circumstances, and information available at the reporting date. The Company has evaluated its tax positions for all open tax years and has concluded that there are no unrecognized tax benefits or uncertain tax positions at December 31, 2023. The Company includes penalties and interest in income tax expense. Further, there was no income tax interest or penalties in 2023.

4. Recent Accounting Pronouncements

Recently Adopted Accounting Pronouncements

The were no recently issued accounting pronouncements adopted by the Company in the current year.

Recent Accounting Pronouncements Not Yet Adopted

There are no recently issued accounting pronouncements not yet adopted that the Company believes are applicable or would have a material impact on the Company's financial statements.

5. Fair Value Measurements

Fair value is defined as an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability.

In determining fair value, the Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation techniques used for the Company's instruments measured at fair value and their classification in the valuation hierarchy are summarized below:

The valuation techniques used for the Company's instruments measured at fair value and their classification in the valuation hierarchy are summarized below:

As of December 31, 2023, the types of instruments valued based on quoted market prices for the same instrument in active markets include publicly traded stocks owned by the Company. Such instruments are classified within Level 1 of the fair value hierarchy.

The safeguarding obligation and related asset for user cryptocurrencies represent the Company's obligation to safeguard platform users' crypto assets held by the cryptocurrency service provider and its third-party sub-custodians. Accordingly, the Company has valued the safeguarding asset and safeguarding liability using quoted market prices for the underlying crypto assets which is based on Level 2 inputs.

The Company did not have any instruments classified within Level 3 of the fair value hierarchy as of December 31, 2023 and the Company did not make any transfers into or out of Level 3 during the year ended December 31, 2023.

The following tables summarize the Company's financial assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2023:

	December 31, 2023		
	Level 1	Level 2	Total
Assets:			
Equity securities – user-held fractional shares	$ 48,448,139	$ -	$ 48,448,139
Equity securities – securities owned	171,197	-	171,197
Cryptocurrencies - safeguarding asset	-	35,246,492	35,246,492
Total financial assets:	**$ 48,619,336**	**$ 35,246,492**	**$ 83,865,828**

	December 31, 2023		
	Level 1	Level 2	Total
Liabilities:			
Equity securities – repurchase obligations	$ 48,448,139	$ -	$ 48,448,139
Equity securities – securities sold, not yet purchased	46,506	-	46,506
Cryptocurrencies - safeguarding obligations	-	35,246,492	35,246,492
Total financial liabilities:	**$ 48,494,645**	**$ 35,246,492**	**$ 83,741,137**

For the Company's other financial instruments, which consist of cash and cash equivalents, and receivables from broker-dealer, it is estimated that the carrying amount approximated fair value because of the short term nature of these instruments.

6. Receivables from Broker-Dealer

Receivables from the Company's clearing broker counterparty totaled $6,585,802 as of December 31, 2023.

7. Payable to Broker-Dealer

Payable to the Company's counterparty for executing transaction on the Company's platform under its treasury program offering totaled $936,375 as of December 31, 2023.

8. Affiliate Transactions

Included in the statement of financial condition are balances due to and due from affiliates resulting from transactions with certain affiliates under the terms of various agreements:

The Company incurred expenses from the Parent including occupancy, access to its trading platform, and use of the Public.com domain name. The Parent also allocates a portion of employee stock-based compensation to the Company, for which the Company records an offsetting liability and reimburses the Parent. In addition, the Parent reimburses the Company for costs incurred for office space, marketing services, and costs incurred with the Company's clearing organization counterparty.

Pursuant to an agreement with an affiliate of the Company, the Company reimburses the affiliate for payroll costs of affiliate employees for the proportion of such employee's total work performed on behalf of the Company.

Pursuant to an expense sharing agreement with an affiliate of the Company, the Company provides the affiliate certain broker dealer services and receives reimbursements for fees incurred on behalf of the affiliate.

During the year ended December 31, 2023, the Parent contributed $3,500,000 in capital to the Company and withdrew $1,000,000 in capital from the Company.

9. Income Taxes

For the year ended December 31, 2023, the effective tax rate differed from the statutory federal rate of 21% primarily due to the impact of state taxes, permanent differences related to non-deductible expenses, and the change in valuation allowance on the Company's deferred tax assets.

Net deferred tax assets (liabilities) consisted of the following components at December 31, 2023:

	December 31, 2023
Deferred tax assets (liabilities):	
Accrued expenses	$ 21,024
Unrealized Gains/Losses	$ (1,209)
Net operating losses	8,020,285
Gross deferred tax assets	8,040,100
Less - valuation allowance	(8,040,100)
Net deferred tax assets (liabilities)	$ -

As of December 31, 2023, federal operating losses of approximately $29,329,678 and state operating losses of approximately $26,235,217 were available to offset future taxable income, respectively. As of December 31, 2023, approximately $2,233,700 of federal net operating losses begin to expire in the years ending December 31, 2034, through 2037 and $27,095,978 federal net operating losses have an indefinite life. As of December 31, 2023, some of the state net operating losses begin to expire in the years ending December 31, 2034 through 2043 and others have an indefinite life.

Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. A significant piece of objective negative evidence was the cumulative loss incurred over the three-year period ended December 31, 2023. Such objective evidence limits the ability to consider other subjective evidence, such as management's projections for future growth. On the basis of this evaluation, as of December 31, 2023, a valuation allowance of $8,040,100 has been recorded based on management's assessment that deferred tax assets are not realizable on a more-likely-than not basis. Management will continue to assess the realization of deferred tax assets at each period based on income results and available sources of income that can be relied upon to realize deferred tax assets.

Because of the change of ownership provisions of the Tax Reform Act of 1986, use of a portion of the Company's domestic NOL may be limited in future periods. Further, a portion of the carryforwards may expire before being applied to reduce future income tax liabilities. The Company does not have any ongoing or previously completed audits by any Federal or State authorities. Tax years 2019-2022 are still open by statute.

10. Commitments & Contingencies

Legal Proceedings

In the normal course of business, the Company may be involved in various lawsuits, proceedings and regulatory examinations. The Company assesses its liabilities and contingencies in connection with outstanding legal proceedings, if any, utilizing the latest information available. For matters where it is probable that the Company will incur a material loss and the amount can be reasonably estimated, the Company will establish an accrual for the loss. Once established, the accrual will be adjusted to reflect any relevant developments. When a loss contingency is not both probable and estimable, the Company does not establish an accrual. Based on currently available information, the outcome of the Company's outstanding matters is not expected to have a material adverse impact on the Company's financial position. It is not presently possible to determine the ultimate exposure to these matters and there is no assurance that the resolution of the outstanding matters will not significantly exceed any reserves accrued by the Company.

11. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the Company to maintain a minimum net capital of the greater of 6 2/3% of aggregate indebtedness or $250,000, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. As of December 31, 2023, the Company's net capital was $6,261,776 which was $5,985,540 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.40 to 1.

12. Subsequent Events

The Company considers events or transactions that occur after the date of the statement of financial condition but prior to the issuance of the financial statements to provide additional evidence for certain estimates or to identify matters that require additional disclosure. The Company has evaluated for subsequent events through March 28, 2024, the date these financial statements were issued.

User cryptocurrencies safeguarding obligation and related asset

On January 26, 2024, the Company modified contractual and disclosure provisions and Bakkt Crypto launched a website where customers, at their option, could transact directly with Bakkt to deposit, withdraw and trade cryptocurrencies without the involvement of the Company. As a result of these changes, the Company will no longer need to recognize on its Statement of Financial Condition a safeguarding obligation and related asset under SAB 121 as of that date.

There have been no additional material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the Company's financial statements as of December 31, 2023.